SUPERIORCLEAN, INC.
                10011-123 St. NW, Suite 2303
             Edmonton, Alberta, Canada  T5N 1M9
                       (519) 541-1564


                    Information Statement
                  Pursuant To Section 14(f)
           of the Securities Exchange Act of 1934
                  and Rule 14f-1 Thereunder


                        INTRODUCTION

This Information Statement is being mailed on or before February 23, 2003, to holders of record on August 22, 2003 of shares of Common Stock of SuperiorClean, Inc., a Nevada corporation (the "Company") in connection with changes in members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

SuperiorClean, Inc. is a Nevada corporation formed in March 2001. Superior Carpet Care Franchising Systems, Inc. was formed on February 6, 2001 as a Colorado corporation. Each was organized to franchise and support third party carpet cleaning operations. In March 2001, Superior Carpet Care Franchising Systems transferred all assets and operations to SuperiorClean.

This Information Statement is being delivered to provide information regarding changes and anticipated changes in the membership of the Board of Directors of the Company which occurred and will occur conjunction with the agreements as described below, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Change   in  control  and  majority  of  directors  of   the
registrant that has occurred since the beginning of its last fiscal year.

Item 1. Changes in Control of Registrant.

If,  to the knowledge of management, a change in control  of
the   registrant  has  occurred,   state  the  name  of  the
person(s) who acquired such control: Mr. Aldo Rotondi and Nevada Fund, Stephen Brock, Principal.

The  amount and the source of the consideration used by such
person(s):  $150,000.   $10,000  from  personal  funds   and
remainder used solely to purchase Nevada Fund shares from note to company from Nevada Fund only.

The basis of the control: Purchase of 5,000,000 shares, constituting more than 50% of the issued and outstanding common stock.

The  date  and  a  description of the  transaction(s)  which
resulted in the change in control:     February 25, 2003.

Two Agreements:

Agreement made as of the twenty-fifth day of February,  2003
between    SuperiorClean,   Inc.,   a   Nevada   corporation
("SuperiorClean") and Nevada Fund ("Fund") and Aldo Rotondi or assigns ("Aldo"), as subsequently amended.

1. SuperiorClean will sell 5,000,000 shares of common stock of SuperiorClean to Fund and Rotondi or assigns at a price of $0.03 per share for the following consideration:

$100,000.00, payable as follows:

  *    $5,000 previously paid,
  *    $5,000 paid upon execution.
  *    the remaining $90,000 will be payable as follows:

    $10,000 paid prior to the date of this amendment, $30,000 on August 7, 2003, $30,000 on September 7, 2003, and $20,000
    on October 7, 2003

The shares shall be divided between Fund and Aldo as mutually agreed.

2. Prior to closing, Aldo shall be elected to the Board of Directors of SuperiorClean to fill the vacancy created by Gautier's resignation. Thereafter, Aldo will be the sole director and officer of SuperiorClean.

Agreement made as of the twenty-fifth day of February,  2003 between SuperiorClean, Inc., a Nevada corporation ("SUCN") and Micah Gautier ("Gautier"), as subsequently amended.

SUCN will purchase 5,800,000 issued and outstanding shares of SUCN from Gautier, constituting all but 200,000 shares of SUCN owned by Gautier, for the following consideration:

$100,000.00, payable as follows:

  *    $5,000 previously paid,
  *    $5,000 paid upon execution.
  *    the remaining $90,000 will be payable as follows:

     $10,000 paid prior to the date of this amendment, $30,000 on August 7, 2003, $30,000 on September 7, 2003, and $20,000
     on October 7, 2003

  * PLUS 250,000 shares of restricted stock to be issued as of July 30, 2003, subject to the following condition: On July 30, 2004, with 30 days prior written notice required, Gautier shall have the right to require SUCN to repurchase the 250,000 shares at a price of $.25 per share, payable in cash within 30 days of the date of purchase.

Gautier owns this stock free and clear of all liens, claims or encumbrances and has the full right and power to sell this stock back to SUCN as contemplated in this Agreement.

2. Gautier agrees to a termination of his Employment Agreement with SUCN, if applicable and a release of all liabilities associated therewith or otherwise in connection with his employment by SUCN, subject to all provisions of federal and state law concerning notice and opportunity to rescind, incorporated by reference herein.

Describe any arrangements, known to the registrant, including any pledge by any person of securities of the registrant or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant: The agreement with Megola, Inc. described below.

Agreement with Megola, Inc.

A Common Stock Purchase Agreement (the "Agreement") made and entered into as of the 31st day of July, 2003, between SuperiorClean, Inc., a Nevada corporation ("Buyer" or "Superior") and Megola Inc., an Ontario Canada corporation ("Seller" or "Megola").

Purchase     and  Sale.   Subject  to  all  the  terms   and
conditions of this Agreement, at the Closing, the Seller agrees to receive from the Buyer, and Buyer agree to issue to the shareholders of the Seller (a "Shareholder") 13,389,593 Shares of Common Stock of the Buyer ("Buyer Shares") (the "Share Consideration") in exchange for the transfer of all the issued and outstanding shares of the Common Stock of the Seller ("Seller's Shares") to the Buyer.

Other Consideration.

Cash Consideration

$250,000 consideration with a payment schedule made as follows

*    $10,000 deposit paid July 8, 2003
*    $40,000 paid July 14th, 2003
*    $50,000 paid July 21th, 2003
*    $75,000 paid July 31st, 2003
* $75,000 payment will be made by wire transfer upon an NASD market maker submitting an application to change the SUCN ticker symbol or 120 days from July 8, 2003, whichever is sooner

ALL OF WHICH CASH CONSIDERATION, IS NON-REFUNDABLE ( see exception below) after payment of the $50,000 second payment set forth above and any and all of which may be used  at  any  time  to satisfy  debts  and  obligations  of
Superior and/or redeem shares held by shareholders of Superior. These cash funds shall be paid by Megola on the dates set forth above in funds immediately available by wire transfer to an account or accounts designated by Superior. However, following the $50,000 second payment, Superior agrees not to negotiate a similar transaction with any other party until August 7, 2003. If the Parties have not executed a definitive agreement by August 22, 2003, Superior shall be free to pursue other acquisition opportunities without liability or obligation to Megola. If Superior executes a letter of intent or agreement for a similar transaction with another party within the specified period, any monies paid
by Megola   will be  refunded back.

Note Consideration

Megola shall execute two promissory notes to Superior or its assigns, each in the amount of $100,000 (the "Notes"), bearing interest at the rate of 6% simple interest per annum. The Notes shall be paid in full, all principal and accrued interest, 12 months from the date of execution  of this agreement,  regardless  of  the  date  of closing of the definitive agreement. In addition to standard language, the Notes shall have the following terms and conditions:

[i]    The  Notes  may assigned and may be used  to  satisfy
debts and obligations of Superior and/or redeem shares held by shareholders of Superior, all without the consent of Megola, and thereafter any payments due on the Notes shall be paid directly to such assignee[s].
The   Notes   may   be  pledged,  sold,  hypotheticated,  or
assigned by any assignee of Superior without consent of Megola. All payments shall be made by wire transfer on the due date to accounts as specified by Superior or assignees of the Notes.

[ii] Holders of the Notes shall have the option at any time prior to the due date so long as there is no default to convert all unpaid principal and accrued interest into common shares of stock of Superior ("Superior Common Stock") at the rate of US$0.10 per share. This option may be exercised in whole or in part at any time prior to repayment of the Notes. If there is a default in the Notes, then Holders of the Notes shall have the option at any time the Notes are in default to convert all unpaid principal and accrued interest into shares of stock of Superior at the lower of (i) $0.10 per share; and (ii) the average trading price of Superior Common Stock for the twenty (20) day period immediately prior to the date of the option exercise notice from the Holders. This option may be exercised in whole or in part at any time the Notes are in default. Further, to the extent any shares are acquired under this option, the owners of these shares if the option is exercised collectively shall have a one time right to require that Superior register the shares for resale within 90 days
of  such  request  on a registration statement   filed  with
the Securities Exchange Commission ("SEC") and kept effective until all such shares are resold, all at Superior's expense.

[iii]    Payment of the Notes shall be personally guaranteed
by  all principals of  Megola, namely Mr. Joel Gardner which
guarantee   shall  be  backed  by  a security   interest  in
all of their issued and outstanding stock  of  Superior post-
Closing.

[iv] Megola will be obligated to pay the outstanding Notes before their due dates if they are successful in obtaining further funding of a minimum of $600,000 USD. If the minimum is not met, then payment due will be pro-rata to the amount of funding obtained however the balance will still be due on due date. Closing. The parties shall hold the Closing no later than 30 days after the execution of this Agreement (the "Closing Date"), at 11:00 A.M., local time, at the offices of Buyer, or at such other time and place as the parties may agree upon.

Name Change. Prior to the Closing, Superior may change its name to Megola, Inc. (the "Name Change"). Shareholder consent will be required under a Schedule 14C filed with the SEC and relevant provisions of Nevada law. The
Schedule 14C shall be filed with the  SEC  as required.

Board of Directors. On Closing, Aldo Rotondi and the current directors of Megola; namely Mr. Joel Gardner, and Mr. Todd Clark will be elected or appointed to Superior Board of Directors. This will require the designation of additional directors and filing of a
Schedule   14F  with   the  SEC  and the  mailing   of   the
Schedule 14F to shareholders of Superior 10 days prior to the date the new directors can take office.

Voting Securities

As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled:

9,589,000 shares of Common Stock as of August 22, 2003

Security Ownership of Certain Beneficial Owners

Pre-Closing

The following table sets forth the number of shares of Common Stock owned of record and beneficially as of August 31, 2003 by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to be owned by such persons following sale of their shares pursuant to the Agreement. The business address of all persons and entities below is: 10011-123 St. NW, Suite 2303, Edmonton, Alberta, Canada N7V 1X4.

Name and Address               Number             Percent

Aldo Rotondi                   3,000,000          31.3%
Nevada Fund (1)                3,500,000          36.5
All directors and
executive officers             3,000,000          31.3%
 (1 persons)

(1) Includes 500,000 shares also owned by Mr. Stephen Brock and GoPublicToday.com,Inc., of which he is the principal.
Mr. Brock is also the principal of the Nevada Fund.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 9,589,000 shares of common stock outstanding as of August 22, 2003.

Post-Closing

==============================================================================
  Name          Business
                Address             Current    Percent  After Closing  Percent
------------------------------------------------------------------------------
  Aldo Rotondi  10011-123 St.       3,000,000   31.3       1,750,000     8.5
                NW, Suite 2303,
                Edmonton, Alberta,
                Canada N7V 1X4.
------------------------------------------------------------------------------
  Nevada Fund   0011-123 St.        3,500,000   36.5       2,250,000    11.0
  [1]           NW, Suite 2303,
                Edmonton, Alberta,
                Canada N7V 1X4.
------------------------------------------------------------------------------
                200 Paddock                 0      0       3,378,297    16.5
                Green Circle.
                Corunna, Ontario,
  Joel Gardner  Canada N0N 1G0
  [2]
------------------------------------------------------------------------------
                257 Clairwood Ct.           0      0       1,167,298     5.7
                Corunna, Ontario,
  John Gardner  Canada N0N 1G0
  [2]
------------------------------------------------------------------------------
                2485 Lakeshore              0      0       2,046,204      10
                Brights Grove,
                Ontario, Canada
Todd Clark      N0N 1C0
------------------------------------------------------------------------------
                1808 Oakridge Tr.           0      0       1,167,298     5.7
                Sarnia, Ontario,
  Mike          Canada N7S 5X9
  Banovksy
------------------------------------------------------------------------------
                P.O. Bos 315                0      0       1,167,298     5.7
                Austin,
                Manitoba, Canada
  Ralph Loyd    R0H 0C0
------------------------------------------------------------------------------
                Brigden Sideroad            0      0       1,441,956       7
                Brigden, Ontario,
  Scott Kelvin  Canada  N0N 1B0
------------------------------------------------------------------------------
                13568 County Rd 46          0      0       1,510,621     7.4
                Comber, ON,
                Canada N0P 1J0
  Vince Lally
------------------------------------------------------------------------------
All directors                       3,000,000   31.3       7,175,101      35
and executive
officers (3 persons)
==============================================================================

[1]   Includes  500,000  shares also owned  by  Mr.  Stephen
Brock.  Mr. Brock is also the principal of the Nevada Fund.

[2] Joel Gardner is the son of John Gardner. Each disclaim beneficial ownership of the other's shares.

This information is based upon 20,478,593 shares of common stock to be outstanding subsequent to the closing of the transaction.

Information concerning officers and directors

Current Officer and Director

Name                Age                  Position
-------------------------------------------------------
Aldo Rotondi        40                   President and
                                         Director




Anticipated Officers and Directors after Closing of the Merger


Name                  Age                Position
-------------------------------------------------------------
Aldo Rotondi          40                 Director

Joel Gardner          35                 President and
                                         Director

Todd Clark            41                 Secretary/Director

Aldo Rotondi has been President and Director since February, 2003. Since prior to 1997, he has been President of Airam Capital Group, Inc., a Nevada Corporation involved in strategic business consulting primarily involved in assisting companies to develop and implement business plans. Mr. Rotondi will continue as a director following the closing of the merger.

Joel Gardner joined Megola as president and Director in August 2000. From August 1998 to July 2000, he was vice president of Aqua-Cristall Limited. From September 1990 to August 1998, he played professional hockey. In 1990 he received a BA, Education major, minor in Geology from Colgate University, NY.

Mr. Todd Clark joined Megola as director in October 2000.
He has been in management positions with Ron Clark Motors since 1981. In May, 1981 he received a Diploma from Fanshawe College.

Executive Compensation

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, except for the 2003 Stock Award Plan as described in our Form S-8 filed March 2003.

Mr. Rotondi was issued 500,000 shares under the Plan, valued at $.05 per share based upon the fair market value of services to be rendered and the trading price of the Company's common stock.

Mr. Gardner has been paid approximately $52,000 Canadian as yearly compensation with Megola. Any changes to this in the future will be decided upon by the board of Directors of the Company.

Compliance with Section 16(a) of the Exchange Act

The Company has been advised by its officers, directors and principal shareholders that as of June 2003, its officers and directors were current in filing all required reports pursuant to Section 16(a) of the Exchange Act.

Audit, Nominating and Compensation Committees of the Board of Directors

The   Company   has   no  standing  audit,   nominating   or
compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended February 28, 2003.

Certain Relationships and Related Transactions

Mr. Rotondi and Mr. Brock received 500,000 and 500,000 shares of common stock, respectively, issued under the registration statement on Form S-8 filed in March 2003. These shares were valued at $.05 per share based upon the fair market value of services to be rendered and the trading price of the Company's common stock.

Effective February 25, 2003, SuperiorClean sold its operations to the owner of Superior Carpet Care. Superior Clean paid $10,000 cash, issued a 90 day, zero interest note payable in the amount of $140,000 and transferred all of its assets and liabilities to the owner of Superior Carpet Care. The owner of Superior Carpet Care returned 6,200,000 shares of SuperiorClean common stock to SuperiorClean. SuperiorClean canceled these shares when returned. Additional information concerning this transaction is set forth in Form 8-K, filed March 5, 2003, incorporated herein by reference.

In December 2002, 250,000 shares were issued for services valued at $.10 per share or $50,000 to Mr. Stephen Brock.

Mr. Rotondi and an affiliate of Mr. Brock were parties to the transactions which resulted in the change in control
February 2003 as described above.

An affiliate of Mr. Brock, GoPublicToday.com, Inc. received $45,000 and 250,000 Company shares for services rendered to the Company prior to the date the Company's shares were qualified for quotation on the over the counter bulletin board.

Post closing, the Company intends to purchase or lease vehicles from Ron Clark Motors, an affiliate of Mr. Clark.